T. Rowe Price State Tax-Free Income Trust

Florida Intermediate Tax-Free Fund

On July 19, 2006, the Board of Trustees of the T. Rowe Price State Tax-Free Income Trust recommended a plan of reorganization for the Florida Intermediate Tax-Free Fund ("Florida Intermediate Fund"). Under the reorganization, the assets of the fund would be transferred to the T. Rowe Price Summit Municipal Intermediate Fund in exchange for shares of equal value of that fund. The reorganization was subject to the approval of shareholders of the Florida Intermediate Fund and was approved at a special shareholder meeting held on October 18, 2006. The number of affirmative votes cast was 6,404,044.526. The number of negative votes cast was 290,168.374.